UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
69508

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nuvama Financial Services Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

450 Lexington Ave., Wework-4th Floor
(No. and Street)

New York	NY	10017
(City)	*(State)*	*(Zip Code)*

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public* accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ranganathan Purushothaman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nuvama Financial Services Inc., as of 3/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]



Title: PRESIDENT

[signature]

Notary Public

GUY L. LOREMIL
Notary Public, State of New York
No. 01LO6083318
Qualified in Suffolk County
Commission Expires 11-12-2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Nuvama Financial Services, Inc.
(Formerly known as: Edelweisss Financial Services, Inc.)

FINANCIAL STATEMENTS FOR THE YEAR ENDING MARCH 31, 2023

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Nuvama Financial Services, Inc.
(Formerly known as: Edelweisss Financial Services, Inc.)

Table of Contents

Report of Independent Registered Public Accounting Firm...	1
Financial Statements	
Statement of Financial Condition..	2
Statement of Operations...	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows..	5
Notes to Financial Statements...	6
Supplementary Schedule I - Computation of Net Capital..	11
Supplementary Schedules II and III..	12
Independent Accountant's Report on Exemption	13
Exemption Report	14
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation	15
SIPC General Assessment Reconciliation Form SIPC-7..	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Nuvama Financial Services, Inc. (formerly Edelweiss Financial Services, Inc.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nuvama Financial Services, Inc. (formerly Edelweiss Financial Services, Inc.) as of March 31, 2023, the related statements of operations, changes in shareholder's equity and cash flows for the year ended March 31, 2023 and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nuvama Financial Services, Inc. (formerly Edelweiss Financial Services, Inc.) as of March 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nuvama Financial Services, Inc. (formerly Edelweiss Financial Services, Inc.)'s management. Our responsibility is to express an opinion on Nuvama Financial Services, Inc. (formerly Edelweiss Financial Services, Inc.)'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Nuvama Financial Services, Inc. (formerly Edelweiss Financial Services, Inc.)'s financial statements. The supplemental information is the responsibility of Nuvama Financial Services, Inc. (formerly Edelweiss Financial Services, Inc.)'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as Nuvama Financial Services, Inc's (formerly Edelweiss Financial Services, Inc.) auditor since 2016.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
July 24, 2023

1

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Nuvama Financial Services, Inc.
(Formerly known as: Edelweisss Financial Services, Inc.)

STATEMENT OF FINANCIAL CONDITION
March 31, 2023

ASSETS

ASSETS:		
Cash and cash equivalents	$	2,544,384
Related party accounts receivable		42,119
Prepaid expenses		19,395
Prepaid income tax		32,455
Deferred tax asset		29,591
		2,667,944
Property and Equipment, net		487
TOTAL ASSETS	$	2,668,431

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	59,523
Income tax payable		341,376
Total liabilities	$	400,899
SHAREHOLDER'S EQUITY		
Common stock, 100 shares authorized, no par value		
1 share issued and outstanding		
Paid-in capital		1,250,000
Retained earnings		1,017,532
Total Shareholder's Equity		2,267,532
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	2,668,431

The accompanying notes are an integral part of these financial statements.

Nuvama Financial Services, Inc.

(Formerly known as: Edelweisss Financial Services, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDING MARCH 31, 2023

REVENUE:		
Service Income-research fees	$	436,133
Chaperoning /Facilitation Income-related party		364,117
Reimbursed expenses-related party	$	2,637,810
Total revenue		3,438,060
OPERATING EXPENSES:		
Payroll and payoll taxes		2,983,665
Rent		24,841
Travel		280,816
Insurance		109,378
Computer		4,662
Professional fees		65,985
Miscellaneous		10,111
Telephone		10,239
Dues and subscriptions		30,430
Regulatory		5,439
Office expenses		1,202
Total expenses		3,526,768
LOSS BEFORE INCOME TAXES		(88,708)
Income Tax Benefit - current year		(29,592)
Income tax - prior year (Note 5)		262,739
Net Loss	$	(321,855)

The accompanying notes are an integral part of these financial statements.

Nuvama Financial Services, Inc.
(Formerly known as: Edelweisss Financial Services, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2023

SHAREHOLDER'S EQUITY, BEGINNING OF YEAR Common stock, 100 shares authorized, no par value 1 share issued and outstanding	$	2,589,387
Net loss		(321,855)
SHAREHOLDER'S EQUITY, MARCH 31, 2023	$	2,267,532

The accompanying notes are an integral part of these financial statements.

Nuvama Financial Services, Inc.

(Formerly known as: Edelweisss Financial Services, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING MARCH 31, 2023

OPERATING ACTIVITIES:

Net loss	$	(321,855)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Depreciation		748
Changes in operating assets and liabilities:		
Decrease in related party accounts receivable		9,597
Increase in prepaid expenses		(7,127)
Increase in prepaid tax		39,694
Decrease in deferred taxes		(29,591)
Decrease in accounts payable and accrued expenses		(5,577)
Increase in income tax payable		341,376
Net cash provided by operating activities		27,265

INVESTING ACTIVITIES:

Purchase of fixed assets		-
Net cash used by investing activities		-

NET INCREASE IN CASH		27,265
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		2,517,119
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	2,544,384

The accompanying notes are an integral part of these financial statements.

5

Nuvama Financial Services, Inc.

(Formerly known as: Edelweisss Financial Services, Inc.)

NOTES TO FINANCIAL STATEMENTS
March 31, 2023

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and Nature of Business

Nuvama Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was incorporated on May 29, 2013 under the laws of the State of New York and approved by FINRA as a registered broker dealer on February 24, 2015. The Company has changed its name from Edelweiss Financial Services, Inc. as of October 05, 2022.

The Company provides Chaperoning services to its affiliate entities selling Indian securities pursuant to Rule 15a-6 of the Securities Exchange Act, and distributes research produced by its affiliate entities in India to Institutional customers in the United States.

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Income Taxes

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Cash and cash equivalents

The Company considers all liquid debt instruments purchased with maturity dates of three months or less to be cash equivalents.

Deferred Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year the differences are expected to reverse. The effect of the change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company has a deferred tax asset of $29,591 at March 31, 2123. The deferred tax assist is based on the current year net loss of $88,708 at the combined IRS and state and local rate of 34%.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

On April 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), using the modified retrospective method of adoption, which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or services to a customer. Services within the scope of ASC 606 include investment banking M&A advisory fees to related parties. These services include agreements to provide facilitation services to related parties for which they charge a fee. The Company also provides reseach services to customers and this revenue is recognized as the research is reported used by the customer.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the respective asset class as follows:

Asset Class	Useful Life
Office furniture and equipment	5 years
Computers	3 years

New Accounting Pronouncements

The Company is evaluating new accounting standards and will implement as required.

7

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a leasee in several noncancelable operating leases, for office space, computers, and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when terms of an existing contract are changed. The Company recognizes a lease liabiility and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incrementable borrowing rate based on the information available at the commencement date of all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar environment. The ROU asset is subsequently measured throughout the lease term term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, the the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognize lease cost associated with our short-term lease on a straight-line basis over the lease term. The Company's short term lease payments for the year were $24,841.

2. **RELATED PARTY TRANSACTION AND CONCENTRATIONS**

For the year ended March 31, 2023, 87% of the Company's revenue was earned from affiliated companies and 100% of the accounts receivable balance are from these companies. The components of the revenue are as follows:

Nuvama Wealth Management Limited	$	277,617
Edelweiss Alternative Asset Advisors Pte Limited		2,721,810
Edelweiss Financial Services Limited		2,500
Total	$	3,001,927

8

The above related party revenue is included in facility income and reimbused expenses on the Statement of Operations. The Company has chaperoning agreements with its related parties that state the terms and conditions of each transaction which includes facility income and reimbursed expenses.

Related party accounts receivable of $42,119 was all considered collectable and thus no valuation allowance is considered necessary. The beginning balance in related party receivables was $51,716

3.   **Property and Equipment**

Property and equipment consists of the following at March 31, 2023:

Office Equipment	$	9,650
Less: Accumulated Depreciation		(9,163)
Net Fixed Assets	$	487

Depreciation expense charged to operations amounted to $748 for the period ended March 31, 2023.

4.   **Income taxes provision (benefit)**

Income tax provisions are as follows:

March 31, 2023

	Total	Current	Long term
Federal	(18,156)	(18,156)	--------
State & Local	(11,435)	(11,435)	--------
Total	(29,591)	(29,591)	--------

Income tax payable of $341,376 consists of prior year income tax payable of $166,129, penalties of $160,944 and interest of $14,302.

5   **COMMITMENTS AND CONTINGENCIES**

The Company has evaluated commitments and contigencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that the following contingency exists as of March 31, 2023.

9

Income taxes - prior year
In the current year the IRS refunded $121,991 in error and also assessed penalties and interest associated with the 2021 (prior year) income tax return. The total tax expense is $262,739, this consists of income tax expense of 87,492, interest $14,303 and penalties $160,944. The Company has recorded these liabilities on the statement of financial condition and statement of operations. The Company is actively working with the IRS to forgive the penalties and believes they will be successful. The Company is also working with the IRS to resolve a potential penalty for the March 31, 2019 tax year, this amount has not been determined.

6.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2023, the Company had net capital of $2,143,485 which was $1,893,485 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 18.7%.

7.   **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through July 24, 2023, the date its financial statements were issued.

8   **REVENUE FROM CONTRACTS WITH CUSTOMERS**

Facility income services include agreements to provide advisory services to related parties which they charge a fee. The Company provides facilitation services which include fundraising activity.

The agreement contains a monthly fee and fixed monthly facility fee in addition to a percentage of the value that the customer receives if and when the corporate fundraising activity is funded ("success fees"). The Company is notified by its related party of the funding and at that time recognizes revenue and related reimbursed expenses for the transaction, there may be a four month delay in the notification process.
The Company's net income on the statement of condition and statement of operations are not affected by this delay, as the reimbursed expense revenue which is comprised of commission and travel expenses are recognized at the same time. Commission and travel expenses are paid out over four years at 40%, 20%, 20%, and 20%, respectively.

The Company also provides research to customers and recognize the revenue as the research is reported to the Company by the customer. The research revenue is reported at gross as there is no direct cost associated with each transaction.

Nuvama Financial Services, Inc.
(Formerly known as: Edelweisss Financial Services, Inc.)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2023

TOTAL SHAREHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$	2,267,532
DEDUCTIONS AND/OR CHARGES:		
Non-allowable asset - related party accounts receivable		(42,119)
Non-allowable asset - prepaid expense		(19,395)
Non-allowable asset - prepaid income tax		(32,455)
Non-allowable asset - net fixed assets		(487)
Non-allowable asset - deferred tax asset		(29,591)
NET CAPITAL		2,143,485
AGGREGATE INDEBTEDNESS -		
Accounts payable and accrued expenses	$	400,899
Total Aggregated Indebtedness		400,899
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required		250,000
Excess net capital		1,893,485
Net Capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum capital requirements.	$	1,843,485
Percentage of aggregate indebtedness to net capital		18.70%

There is no significant differences in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) amended FOCUS report as of March 31, 2023.

Nuvama Financial Services, Inc.
(Formerly known as: Edelweisss Financial Services, Inc.)

March 31, 2023

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

12

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Nuvama Financial Services, Inc. (formerly Edelweiss Financial Services, Inc.)

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Nuvama Financial Services, Inc.(formerly Edelweiss Financial Services Inc.) (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include receiving transaction-based compensation for investment banking and chaperoning facilitation fees for related parties and soft dollar investment research fees.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nuvama Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nuvama Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
July 24, 2023

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



nuvama

NUVAMA FINANCIAL SERVICES, INC.

EXEMPTION REPORT

YEAR ENDED MARCH 31, 2023

Nuvama Financial Services, Inc. (the 'Company') is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. S.240.17a-5. 'Reports to be made by certain brokers and dealers'). This Exemption Report was prepared as required by 17 C.F.R. S.240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. S.240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. S.240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, participating in distributions of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or b (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2)did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Ranganathan Purushothaman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By ______________________

Ranganathan Purushothaman
President

Date: July 17, 2023

Nuvama Financial Services Inc. (formerly: Edelweiss Financial Services Inc.)
12 E 49th Street, 18th Floor
New York, NY-10017
Tel: +1(845) 367-2436

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholder of
Nuvama Financial Services, Inc. (formerly Edelweiss Financial Services)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2023, which were agreed to by Nuvama Financial Services, Inc. (formerly Edelweiss Financial Services, Inc.), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Nuvama Financial Services, Inc. (formerly Edelweiss Financial Services)'s compliance with the applicable instructions of Form SIPC-7. Nuvama Financial Services, Inc. (formerly Edelweiss Financial Services)'s management is responsible for Nuvama Financial Services, Inc. (formerly Edelweiss Financial Services)'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, **noting no payments were made for the year ended March 31, 2023;**
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2023, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
July 24, 2023

goldman & COMPANY, CPAS
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 03/31/2023

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Nuvama Financial Services Inc
12 E 49th Street, 18th Floor
New York, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ranga Purushothaman 845367243

2. A.	General Assessment (item 2e from page 2)	$5,157.09
B.	Less payment made with SIPC-6 filed (**exclude interest**) ______ Date Paid	( )
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	5,157.09
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$5,157.09

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nuvama Financial Services Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of July, 20 23.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 04/01/2022
and ending 03/31/2023

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $3,438,060

2b. Additions:
- (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.
- (2) Net loss from principal transactions in securities in trading accounts.
- (3) Net loss from principal transactions in commodities in trading accounts.
- (4) Interest and dividend expense deducted in determining item 2a.
- (5) Net loss from management of or participation in the underwriting or distribution of securities.
- (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.
- (7) Net loss from securities in investment accounts.

     Total additions

2c. Deductions:
- (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.
- (2) Revenues from commodity transactions.
- (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.
- (4) Reimbursements for postage in connection with proxy solicitation.
- (5) Net gain from securities in investment accounts.
- (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.
- (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).
- (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

     (Deductions in excess of $100,000 require documentation)

- (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

     Enter the greater of line (i) or (ii)

     Total deductions

2d. SIPC Net Operating Revenues $3,438,060

2e. General Assessment @ .0015 $5,157.09

(to page 1, line 2.A.)

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